CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

October 19, 2006

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF
U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

CREAM MINERALS UPDATE ON CASIERRA DIAMOND PROJECT

Cream Minerals Ltd. (TSX-V: CMA) (“Cream”) is pleased to report the recommencement of the Bulk Diamond Test on the Company’s Casierra Offshore Marine Licence in Sierra Leone, Africa.   Originally planned in June/July 2006, the test had to be deferred due to delayed delivery and shortage of technical sampling equipment (Ref. News Releases June 12/2006 and July 28/2006).  We are assured that all equipment is now in place and that testing can be resumed within the next 30 days.

A marine magnetic survey, conducted by a Russian group of geophysicists, provided a measure of the amount of potentially diamond bearing sediments on a small area of the Marine Licence (the designated test portion of the offshore marine licence) to be in the order of 19,000,000 cubic meters.  The marine sediments, gravels, sands and clays, were deposited into the ocean over millions of years from the Moa and Mano rivers, where diamond concentrations of up to 0.5 carats per cubic meter of gravel have been reported.

The average 2005 price of Sierra Leone rough diamonds was reported by the Ministry of Mines as over US$210 per carat, which compares favourably with the price of Canadian mined rough diamonds that average between US $90 and US$120 per carat. Application of the Kimberley Process to reduce the flow of illegal diamonds being smuggled out of the country has had a substantial and positive impact on both the reported official exports and the average value per carat of the rough diamonds. This has been assisted by the recent action of European and other nations in seizing undocumented parcels of rough stones that were being smuggled, and imprisonment of the carriers of such parcels.

During the exploration tests conducted by Casierra Diamond Corp. in 1995 and Malaysia Mining Corp in 1996, twenty gem quality diamonds were recovered, the largest being 1.22 carats.  At that time, further work on the project was postponed due to civil disturbances in Sierra Leone.  The country is rebuilding with the support of British and European civil and military assistance and the security of property and people is back to normal.  Cream Minerals has now earned an undivided 70% interest in the Casierra Licences (Ref. News Release October 11/2006) and is now forming a joint venture with Casierra Diamond Corp. and its wholly owned subsidiary, Casierra Development Fund Inc.

Mr. Ben Ainsworth, P.Eng. President of Casierra Diamond Corp. is in charge of operations on the Casierra property and is the Company’s qualified person with respect to Canadian Security Regulations under National Instrument 43-101.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.